Pursuant to Rule 424(b)(3)
Registration No. 333-74100

PROSPECTUS SUPPLEMENT DATED NOVEMBER 1, 2002, TO PROSPECTUS
DATED JANUARY 17, 2002

CRAY INC.

Common Stock

     We issued to the holders of our 5% convertible subordinated debentures an aggregate of 69,930 shares of our common stock in lieu of cash in payment of interest on the 5% convertible subordinated debentures due October 31, 2002, as follows:

Holder	Shares Issued

Riverview Group, LLC	37,597
Omicron Master Trust	15,038
Laterman & Co.	3,760
Forevergreen Partners	3,760
Clarion Capital Corporation	7,519
The Morton A. Cohen Revocable Living Trust	2,256

     These shares may be resold by the above selling shareholders pursuant to the Prospectus, dated January 17, 2002, as supplemented.